Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
Fax: 260-455-5135
MaryJo.Ardington@LFG.com

VIA EDGAR & email

August 23, 2011

Alison White, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	The Lincoln National Life Insurance Company	Lincoln Life & Annuity Company of New York
	Lincoln National Variable Annuity Account H	Lincoln Life & Annuity Variable Annuity Account H
	Post-Effective Amendment No. 37	Post-Effective Amendment No. 14
	File No. 333-61592	File No. 333-141754

Dear Ms. White:

This letter and the attached supplements are in response to your comments of August 11, 2011. The blacklined supplements reflect changes made since the filing dated August 9, 2011.  We believe that these changes adequately address your comments.

1.	Comment: Expense Tables – Add a chart to show the charges for Guaranteed Income Benefit (versions 1, 2 and 3).

Response:     We have added a chart that reflects the charges for Guaranteed Income Benefit (versions 1, 2 and 3).

2.
Comment:      The transfer charge listed in the Expense Table of the New York supplement is different than what is listed in the prospectus. If the transfer charge is changing, indicate such by adding a new bullet to the list in the opening paragraph.

Response:     The transfer charge is not changing and was incorrect on the supplement.

3.	Comment: Show the maximum M&E charges prior to November 7 in the Expense Tables.

Response:                           A new column has been added to show the M&E charges prior to November 7.

4.	Comment: Examples – Clarify that the first set of Examples includes the charge for the Guaranteed Income Benefit, prior to any waivers.

Response:    We have added clarification that the numbers include Guaranteed Income Benefit (version 4) at the guaranteed maximum charge.

5.	Comment: Examples – Confirm that gross maximum fees and expenses are reflected in the Examples, prior to any expense waivers and reimbursements.

Response:                           Gross maximum fees and expenses are reflected in the Examples, prior to any expense waivers and reimbursements.

6.	Comment: Confirm supplementally that the Examples contain the highest expenses at any time the contract was issued.

Response:                           The Examples contain the highest expenses at any time the contract was issued.

7.	Comment: Part C – Item 32(b) Fee Representation: Please use the full name of the Depositor.

Response:                           The full name of the Depositor has been added to Item 32(b).

8.	Comment: Tandy Representations must be filed.

Response: In regards to the referenced filings, The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, Lincoln National Variable Annuity Account H and Lincoln Life & Annuity Variable Annuity Account H (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 260-455-3917 with further comments and questions.

Sincerely,

Mary Jo Ardington
Associate General Counsel

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
Lincoln National Variable Annuity Account H
American Legacy III View

Supplement dated November 7, 2011 to the Prospectus dated May 1, 2011

This supplement describes changes to the prospectus for your variable annuity contract for contracts purchased on or after November 7, 2011. It is for informational purposes and requires no action on your part.

The following changes will be effective for contracts purchased on or after November 7, 2011:
•	an increase in the mortality and expense risk charge for the base contract;
•	an increase in the charge for i4LIFE® Advantage; and
•	an increase in the persistency credit percentage.

These changes result in the following revisions to your May 1, 2011 prospectus as supplemented. All other provisions of your prospectus remain unchanged. Refer to your prospectus for the charges applicable to contracts purchased prior to November 7, 2011.

Expense Tables – As of November 7, 2011, the expense charts below replace the corresponding charts in the Expense Tables section of the prospectus:

Expense Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options, and/or (if available) the fixed account. State premium taxes may also be deducted.

Contractowner Transaction Expenses:

Accumulation Phase:
Surrender charge (as a percentage of purchase payments surrendered/withdrawn):1	7.00%
We also may apply an interest adjustment to amounts being withdrawn, surrendered or transferred from a Guaranteed Period account (except for dollar cost averaging and Regular Income Payments under i4LIFE® Advantage). See Fixed Side of the Contract.

Payout Phase:
Maximum Lincoln SmartIncomeSM Inflation Unscheduled Payment charge (as a percentage of the Unscheduled Payment)	7.00%
1The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may reduce or waive this charge in certain situations. See Charges and Other Deductions - Surrender Charge.

2The Unscheduled Payment charge percentage is reduced over time.  The later the Unscheduled Payment occurs, the lower the charge with respect to that Unscheduled Payment. A new Rider Year starts on each Rider Date anniversary. The charge is applied only to amounts in excess of the annual 10% Reserve Value free amount. See Charges and Other Deductions - Charges for Lincoln SmartIncomeSM Inflation. See The Contracts - Annuity Payouts for a detailed description of Lincoln SmartIncomeSM Inflation.

The next four tables describe the fees and expenses that you will pay periodically during the time you own the contract, not including fund fees and expenses. Only one table will apply to a given contractowner. The tables differ based on whether the contractowner has purchased the i4LIFE® Advantage rider.

• Table A reflects the expenses for a contract that has not elected i4LIFE® Advantage (base contract).
• Table B reflects the expenses for a contract that has elected i4LIFE® Advantage.
• Table C reflects the expenses for a contract that has elected i4LIFE® Advantage and previously purchased 4LATER® Advantage with Guaranteed Income Benefit
• Table D reflects the expenses for a contract that has elected i4LIFE® Advantage and previously purchased Lincoln Lifetime IncomeSM Advantage 2.0.

Table A
Annual Account Fee:1		$35
Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):2,3
	On or after November 7, 2011	Prior to November 7, 2011
Account Value Death Benefit
Mortality and Expense Risk Charge	1.55%	1.50%
Administrative Charge	0.10%	0.10%
Total Separate Account Expenses	1.65%	1.60%
Guarantee of Principal Death Benefit
Mortality and Expense Risk Charge	1.60%	1.55%
Administrative Charge	0.10%	0.10%
Total Separate Account Expenses	1.70%	1.65%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
Mortality and Expense Risk Charge	1.85%	1.80%
Administrative Charge	0.10%	0.10%
Total Separate Account Expenses	1.95%	1.90%
Estate Enhancement Benefit (EEB)
Mortality and Expense Risk Charge	2.05%	2.00%
Administrative Charge	0.10%	0.10%
Total Separate Account Expenses	2.15%	2.10%
1The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. The account fee will also be deducted upon full surrender of the contract if the contract value is less than $100,000.
2In the event of a subsequent death benefit change, the charge will be based on the charges in effect at the time the contract was purchased.
3The mortality and expense risk charge and administrative charge together are 1.40% on and after the Annuity Commencement Date.

Optional Living Benefit Rider Charges:1	Single Life	Joint Life
Lincoln Lifetime IncomeSM Advantage 2.02
Guaranteed Maximum Charge	2.00%	2.00%
Current Charge	1.05%	1.25%
Lincoln Lifetime IncomeSM Advantage3
Guaranteed Maximum Charge	1.50%	1.50%
Current Charge	0.90%	0.90%
Additional Charge for Lincoln Lifetime IncomeSM Advantage Plus	0.15%	0.15%
Lincoln SmartSecurity® Advantage – 1 Year Automatic Step-up option:4
Guaranteed Maximum Charge	1.50%	1.50%
Current Charge	0.65%	0.80%
Lincoln SmartSecurity® Advantage – 5 Year Elective Step-up option:4
Guaranteed Maximum Charge	0.95%	N/A
Current Charge	0.65%	N/A
4LATER® Advantage5
Guaranteed Maximum Charge	1.50%	N/A
Current Charge	0.65%	N/A
1Only one Living Benefit rider may be elected from this chart.
2As an annualized percentage of the Income Base (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and decreased by Excess Withdrawals. See Charges and Other Deductions - Lincoln Lifetime IncomeSM Advantage 2.0 Charge for a discussion of these charges to the Income Base. This charge is deducted from the contract value on a quarterly basis.
3As an annualized percentage of the Guaranteed Amount (initial purchase payment or contract value at the time of election) as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and the 200% Step-up and decreased for withdrawals. This charge is deducted from the contract value on a quarterly basis. See Charges and Other Deductions - Lincoln Lifetime IncomeSM Advantage Charge for further information. After December 31, 2010 (or later in some states), this rider is no longer available for sale.
4As an annualized percentage of the Guaranteed Amount (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments and step-ups and decreased for withdrawals. This charge is deducted from the contract value on a quarterly basis. See Charges and Other Deductions - Lincoln SmartSecurity® Advantage charge for further information. As of January 16, 2009, the Lincoln SmartSecurity ® Advantage – 5-Year Elective Step-up option is no longer available for purchase for all contractowners.
5As an annualized percentage of the Account Value (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments, automatic 15% Enhancements, and Resets and decreased for withdrawals. This charge is deducted from the subaccounts on a quarterly basis. See Charges and Other Deductions - 4LATER® Advantage Charge for further information.

Table B

Annual Account Fee1				$35
i4LIFE® Advantage Without Guaranteed Income Benefit (version 4)2
			On or after November 7, 2011	Prior to November 7, 2011
Account Value Death Benefit			2.05%	2.00%
Guarantee of Principal Death Benefit			2.10%	2.05%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)			2.35%	2.30%
1The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. The account fee will also be deducted upon full surrender of the contract if the contract value is less than $100,000.
2As an annualized percentage of average Account Value, computed daily. This charge is assessed on and after the effective date of i4LIFE® Advantage. See Charges and Other Deductions - i4LIFE® Advantage Charge for further information. The charges continue during the Access Period. The i4LIFE® Advantage charge is reduced to 1.65% during the Lifetime Income Period.

Annual Account Fee1				$35
i4LIFE® Advantage With Guaranteed Income Benefit (version 4)2
	On or after November 7, 2011		Prior to November 7, 2011
	Single Life	Joint Life	Single Life	Joint Life
Account Value Death Benefit
Guaranteed Maximum Charge	4.05%	4.05%	4.00%	4.00%
Current Charge	2.70%	2.90%	2.65%	2.85%
Guarantee of Principal Death Benefit
Guaranteed Maximum Charge	4.10%	4.10%	4.05%	4.05%
Current Charge	2.75%	2.95%	2.70%	2.90%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
Guaranteed Maximum Charge	4.35%	4.35%	4.30%	4.30%
Current Charge	3.00%	3.20%	2.95%	3.15%
1The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. The account fee will also be deducted upon full surrender of the contract if the contract value is less than $100,000.
2As an annualized percentage of Account Value, computed daily. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge for Guaranteed Income Benefit (version 4) is 0.65% of Account Value for the single life option and 0.85% of Account Value for the joint life option with a maximum charge of 2.00%. These charges are added to i4LIFE® Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the Guaranteed Income Benefit charges are added to the i4LIFE® Advantage charge of 1.65%.  See Charges and Other Deductions - i4LIFE® Advantage with Guaranteed Income Benefit Charge for further information.

Annual Account Fee1				$35
i4LIFE® Advantage With Guaranteed Income Benefit (versions 1, 2 and 3)2
			On or after November 7, 2011	Prior to November 7, 2011
Account Value Death Benefit
Guaranteed Maximum Charge			3.55%	3.50%
Current Charge			2.55%	2.50%
Guarantee of Principal Death Benefit
Guaranteed Maximum Charge			3.60%	3.55%
Current Charge			2.60%	2.55%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
Guaranteed Maximum Charge			3.85%	3.80%
Current Charge			2.85%	2.80%
1The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. The account fee will also be deducted upon full surrender of the contract if the contract value is less than $100,000.
2The Guaranteed Income Benefit (versions 1 and 2) are no longer available for election; (version 3 is only available in California or unless the right to elect was provided under the terms of a previously purchased Living Benefit rider). As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge for Guaranteed Income Benefit (versions 1, 2 and 3) is 0.50% of Account Value with a maximum charge of 1.50%. These charges are added to the i4LIFE® Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the Guaranteed Income Benefit charges are added to the i4LIFE® Advantage charge of 1.65%. See Charges and Other Deductions - i4LIFE® Advantage with Guaranteed Income Benefit Charge for further information.

Table C

Annual Account Fee1		$35
i4LIFE® Advantage With 4LATER® Advantage Guaranteed Income Benefit for purchasers who previously purchased 4LATER® Advantage:1
	On or after November 7, 2011	Prior to November 7, 2011
Account Value Death Benefit
Guaranteed Maximum Charge	3.55%	3.50%
Current Charge	2.70%	2.65%
Guarantee of Principal Death Benefit
Guaranteed Maximum Charge	3.60%	3.55%
Current Charge	2.75%	2.70%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
Guaranteed Maximum Charge	3.85%	3.80%
Current Charge	3.00%	2.95%
1The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. The account fee will also be deducted upon full surrender of the contract if the contract value is less than $100,000.
2As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of i4LIFE® Advantage. The current annual charge for 4LATER® Advantage Guaranteed Income Benefit is 0.65% with a maximum charge of 1.50%.  This charge is added to i4LIFE® Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the 4LATER® Advantage Guaranteed Income Benefit charge is added to the i4LIFE® Advantage charge of 1.65%. See Charges and Other Deductions - 4LATER® Advantage Guaranteed Income Benefit Charge.

Table D

Annual Account Fee1		$35
i4LIFE® Advantage With Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0:
Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts)	On or after November 7, 2011	Prior to November 7, 2011
	Single & Joint Life
Account Value Death Benefit	1.65%	1.60%
Guarantee of Principal Death Benefit	1.70%	1.65%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)	1.95%	1.90%
i4LIFE® Advantage With Guaranteed Income Benefit (version 4)2
Guaranteed Maximum Charge	2.00%	2.00%
Current Charge	1.05%	1.25%
1The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year. The account fee will also be deducted upon full surrender of the contract if the contract value is less than $100,000.
2As an annualized percentage of the greater of the Income Base (associated with Lincoln Lifetime IncomeSM Advantage 2.0) less the Guaranteed Annual Income amounts paid since the last step-up or contract value prior to electing i4LIFE® Advantage. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE® Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two-part formula: 1) the charge will increase by the same percentage as the Guaranteed Income Benefit payment increases and 2) the charge will also increase by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge rate. (The Lincoln Lifetime IncomeSM Advantage 2.0 charge continues to be a factor in determining the i4LIFE® Advantage with Guaranteed Income Benefit charge.) See Charges and Other Deductions - i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0.

Examples – As of November 7, 2011, the following Examples section replaces in its entirety the Examples section of your prospectus.

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The first Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the gross maximum fees and expenses of any of the funds and that the EGMDB death benefit and i4LIFE® Advantage with Guaranteed Income Benefit (version 4) at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$1,253	$2,250	$2,735	$5,396

2) If you annuitize or do not surrender your contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$553	$1,650	$2,735	$5,396

The next Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the gross maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$1,235	$2,230	$2,762	$5,754

2) If you annuitize or do not surrender your contract at the end of the applicable time period:
1 year	3 years	5 years	10 years
$535	$1,630	$2,762	$5,754

For more information, see Charges and Other Deductions in this prospectus, and the prospectus for the funds. Premium taxes may also apply, although they do not appear in the examples. The examples do not reflect persistency credits. Different fees and expenses not reflected in the examples may be imposed during a period in which annuity payouts are made. See The Contracts - Annuity Payouts, including Lincoln SmartIncomeSM Inflation. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

The Contracts – Persistency Credits – As of November 7, 2011, the following paragraph replaces in its entirety the Persistency Credits section of your prospectus:

Persistency Credits. Contractowners will receive a persistency credit on a quarterly basis after the seventh contract anniversary. The amount of the persistency credit is calculated by multiplying the contract value, less any purchase payments that have not been invested in the contract for at least seven years, by 0.10% (0.0875% on contracts issued on or after June 6, 2005 and prior to November 7, 2011; 0.075% on contracts issued before June 6, 2005 or later in some states). This persistency credit will be allocated to the variable subaccounts and the DCA fixed account in proportion to the contract value in each variable subaccount and DCA fixed account at the time the persistency credit is paid into the contract. The amount of any persistency credit received will be noted on your quarterly statement. Confirmation statements for each individual transaction will not be issued.

There is no additional charge to receive this persistency credit, and in no case will the persistency credit be less than zero.

Please keep this supplement for future reference.